SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                  BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            UNITED CASINO CORPORATION
                 (Name of Small Business Issuer in its Charter)




            NEVADA                                      88-0106514
-----------------------------                    ------------------------
(State or Other Jurisdiction of                (I.R.S.  Employer Identification)
Incorporation  or  Organization)

17612  JORDAN  AVE.  #1A,  IRVINE,  CA  92612
---------------------------------------------
(Address  of  Principle  Executive  Offices)



        REGISTRANTS TELEPHONE NUMBER, INCLUDING AREA CODE: (949) 559-6955

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to so Registered                    Name of Each Exchange on
which
                                        Each  Class  is  Registered

____________None_____________               ____________________________
            ----

______________________________          ____________________________

        Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PER SHARE
                         ------------------------------
                                (Title of Class)

                                     PART I
                                     ------


Item  1.  Description  of  Business   (Information  required  by  item  101  of
Regulation  SB)

-     BUSINESS  DEVELOPMENT
      ---------------------

United Casino Corporation (hereinafter referred to as "the Registrant") was formed as a corporation under the laws of the State of Nevada in 1952 under the name "Blue Jacket Mining Company". In December 1994 the Registrant's shareholders approved a reverse merger with United Casino Corporation, a Nevada Corporation, and the Registrants name was changed at that time to United Casino Corporation. The Registrant then pursued the general business objectives of providing consulting and product support for the entertainment industry particularly as applied to the world wide Internet.
In April 1996, the Registrant's controlled subsidiary UCC-Netco Ltd. (an Alberta, Canada Corporation) formed in 1995. merged with Alexander Wolfe a publicly traded Nevada Company (renamed Netbet Inc.) As a result of the merger Registrant acquired 3,913,402 restricted (pursuant to Rule 144) shares of Netbet Inc. (approximately 32% ownership of Netbet Inc.)
In January 1997 Registrant acquired approximately a 31% interest (restricted shares pursuant to Rule 144) in Torrey Pines Nevada Inc. a publicly traded Nevada Company through a merger with Torrey Pines Nevada of the Registrant's wholly owned subsidiary Internet Consultants Ltd. (a private Nevada Corporation formed in 1995). In January 1998 Torrey Pines Nevada Ltd. merged with Netbet Inc. As a result of the merger the Registrant received an additional 1,033,437 restricted shares of Netbet Inc. The Registrant's total interest in Netbet Inc. as of January 1998 represented approximately 26% of the issued and outstanding shares of Netbet Inc. In March 1999 Netbet Inc. merged with a private company. As a result of this merger the Registrant's interest in Netbet Inc. was reduced to approximately 7.8%.
In June of 1999 the Registrant distributed the 3,913,402 shares of Netbet Inc. acquired by the Registrant in April 1996 directly to the Registrant's shareholders on a prorate basis of the Shareholders ownership of the Registrant. In July of 1999 the Registrant sold the remaining 1,033,437 shares of Netbet Inc. acquired in January 1998 in a Rule 144 sale. The Registrant is using the proceeds from this sale of stock to develop proprietary software for e-commerce applications for future license sales.
In November of 1999 the Registrant effected a 50/1 reverse split of its issued and outstanding common stock.

-     BUSINESS  OF  ISSUER  (numbering refers to numbers under item 101 part (b)
      --------------------
of  regulation  S-B)
(1) The Registrant has developed or is developing software, security and transaction techniques applied to certain Internet niche markets for e-commerce applications particularly as applicable to offshore (outside U.S.) markets where selling costs are historically high and therefore strategic alliances and relationships are significant in terms of overall cost effectiveness. The Registrant is also planning to offer and sell technical support services related to those products.
(2) The Registrant plans to sell its products and services to a global customer base being initially developed through its existing revenue sharing agreement and software being developed by Registrant for a Cook Islands based e-commerce web site. The Registrant also plans to use the free marketing available through Internet chat sites and later to expand this advertising by using banner adds on Internet search engines.
(3)     The  Registrant  has  not publicly announced any new product or service.
(4) The e-commerce segment of the Internet is a rapid growing and highly competitive business. The Company as a small business intends to concentrate on selected market niches using proprietary software development and strategic alliances; however, there is no assurance that the Company will be successful in its endeavors.
(5)     The  Registrant  does  not  rely  on  the availability of new materials.
(6)     The  Registrant  intends  to  market  to  the  world  wide  Internet.
(7) The Registrant intends to apply for patents and copyrights where applicable. The Registrant has one revenue sharing agreement for an e-commerce service currently with a 10 year term. The Registrant does not have any current labor contracts other than general outside consulting arrangements.
(8) The Registrant does not believe that Governmental approval will be required for it current principal products and services.
(9) The Registrant does not believe that existing governmental regulations will, and is not aware of any probable governmental regulations that would, effect the Company's business.
(10) The amount spent by the Registrant on research and development in its last fiscal year was approximately $122,000. In the previous fiscal year no expenditures were made on research and development. The Registrant believes it will recover these expenditures through future sales of software licenses.
(11) The Registrant does not believe that its current or near term planned operations will require approval under existing environmental laws.
(12) The Registrant currently has no full time employees. The Registrant currently relies on outside consultants and other third parties for its business operation.

Item  2. Management's Discussion and Analysis or Plan of Operation  (Information
 -----------------------------------------------------------------
required  by  item  303  of  regulation  S-B)

Since the registrant has not had revenues from operations in each of its last two fiscal years, the information required in item 303 (a) of Regulation S-B will be provided.

-     Plan  of  Operation
      -------------------
The Registrant plans to continue development of its software applicable to niche e-commerce Internet applications for licensing and to intensify its marketing efforts for already developed software during the next 12-month period. The Registrant plans to utilize the proceeds of its sale of Registrant's securities approved by The State of Nevada in February 2000 and the proceeds from the sale of Registrant's restricted securities to BFI Ltd. to fund its operation including the software planned to be developed over the next twelve months (see also part 2 - Item 4 "Recent Sales of Unregistered Securities") In addition the Registrant believes it will receive funds from its revenue sharing agreement with Malt Ltd. and make one or more licensing sales of its software at some time during the next twelve months. If additional funds are required during the next twelve months the Registrant would plan to obtain funds through one or more of the following sources; loans to the Registrant, sale of additional common stock and / or additional profits from operations. There can be no assurances that such funding will be available on terms acceptable to Registrant or available at all.
The Registrant plans to procure approximately $32,000 in computers and related equipment during the next twelve months.
The Registrant does not plan to hire any new full time employees during the next 12 months. All additional work is planned to be performed by outside consultants who are currently available to the Registrant.

Item 3. Description of Property (Information required by item 102 of Regulation S-B)
The Registrant currently leases space in Irvine, California for its principal executive office. The Registrants physical property is limited to basic office furniture, computers and associated peripherals and materials, telephones, printers and fax machines.

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management.
          ----------------------------------------------------------------------
(Information  required  by  Item  403  of  Regulation  S-B)
The following table sets forth as of February - 1999 the name and share holdings of any person known by the Registrant to be the beneficial owner of more than five percent (5%) of the Registrants common stock and the name and share holdings of (i) each director and each officer named in the Table below and (ii) all officers and directors as a group.

TITLE OF         NAME AND ADDRESS OF          AMOUNT AND NATURE OF    PERCENT OF
CLASS             BENEFICIAL OWNER            BENEFICIAL OWNERSHIP       CLASS
                                                     (Common Shares)
          Principle Shareholders
          ---------------------------------
Common    BFI Ltd.                           10,000,000 ( See Note1)       77%(1)
Stock     C/O Trustnet (Cook Islands) Ltd.
          Avarua, Rarotonga
          Cook Islands

          Officers Directors
          ---------------------------------
Common    Ian Anderson                                        - 0 -        - 0 -
Stock     17612 Jordan Ave. #1A
          Irvine, CA 92612
          ---------------------------------
Common    Gary Tate                                           5,000    0.0385 %-
Stock     17612 Jordan Ave. #1A
          Irvine, CA 92612
          ---------------------------------
Common    Norman Wright                                       8,000      0.0615 %
Stock     17612 Jordan Ave. #1A
          Irvine, CA 92612
                                                           ________     ________
          All Officers and Directors
          ---------------------------------
          as a group (3 persons)                             13,000         0.10%


(1) Note - Shares owned by BFI Ltd. are restricted securities pursuant to Regulation S issued on Feb 12, 2000 (see also Part 2 - Item 4 "Recent Sales of Unregistered Securities") BFI Ltd. currently performs certain software consulting services for the Registrant (See Part 1 - Item "Certain Relationships and related transactions").
     The Registrant is not aware of any other arrangements which may result in a change of control of the Registrant.


Item  5.  Directors  and  Executive  Officers,  Promoters  and  Control Persons.
--------------------------------------------------------------------------------
(Information  required  by  Item  401  of  Regulation  S-B)
-------
Mr.  Norman  Wright  -  President,  Treasurer,  Director  Since  March  1999.
Mr. Wright age 63 has over twenty years experience in business consulting. During that period he also worked for the transportation Department of Greyhound Lines of Canada. He Graduated from Brigham Young university with a Bachelor of Science Degree in Business.

Ian  Anderson  -  Vice-President,  Secretary;  Director  since  July  1999.
Mr. Anderson age 21 has worked for the last five years as a consultant in computer applications. During this period he also attended North Island College in Campbell River and Camosun College in Victoria, British Columbia.

Gary  W.  Tate  -  Director  since  December,  1997.
Mr. Tate age 63 has had 20 years of experience in managing a major real estate business in Provo, Utah. Prior to that he worked for several years as the Supervisor of safety and Personnel for Greyhound lines of Canada. He also worked in the social service industry. He graduated from Brigham Young University with a Bachelor of Arts degree in sociology. He did post graduate work at Brigham Young University and the University of Utah, as well attending Northwestern.

There are no family relationships among any of the Registrants officers or directors.
No director, executive officer, promoter or control person of the Registrant during the past five years has had any involvement in any legal proceedings as described in Item 401 (d) of Regulation S-B.

Item  6. EXECUTIVE COMPENSATION  (Information required by Item 402 of Regulation
         ----------------------
S-B)

The following table sets forth the compensation of the Registrant's chief executive officer for the periods indicated.

               SUMMARY  COMPENSATION  TABLE

               -------Annual  Compensation-------               -----Long-term  Compensation-----

                                            Other                 Securities
                                           Annual     Restricted   Underlying               All Other
Name and                                   Compen-      Stock      Options/      LTIP       Compen-
Principal               Salary    Bonus    sation     Award(s)       SAR's      Payouts     sations
Position       Year       $         $         $           $            #           $           $
(a)            (b)       (c)       (d)       (e)         (f)          (g)         (h)         (I)
-----------  --------  --------  -------  ---------  -----------  -----------  ---------  -----------
D. Wright
President/       1998         0        0          0            0            0          0            0
CEO              1999         0        0          0            0            0          0            0
-----------  --------  --------  -------  ---------  -----------  -----------  ---------  -----------
N. Wright    Jul-99
President/   to        $ 12,000        0          0            0            0          0            0
CEO          Present
-----------  --------

No cash compensation, deferred compensation or long-term incentive plan award was paid or granted to any of the Registrant's executive officer (except Norman Wright - see Summary Compensation Table) during any of the past three fiscal years or the interim period from the date of the end of the last fiscal year to the date of this Form 10-SB.

-     Compensation  of  Directors
      ---------------------------
There are no standard arrangements pursuant to which the Registrant's directors are compensated for any services provided as director except for Mr. Gary Tate who has been paid $500 per month since July 1999 and the issuance to Mr. Tate in June 1999 of 5000 restricted common shares of the Registrant valued at $250.00. No additional amounts are payable to the Registrants directors for committee participation or special assignments.
There are no other arrangements pursuant to which any of the Registrant's directors was compensated during the Registrant's last completed fiscal year or the previous two fiscal years for any service provided as director.

-     Termination  of  Employment  and  Change  of  Control  Agreement
      ----------------------------------------------------------------
There are no compensatory plans or arrangements, including payments to be received from the Registrant, with respect to any person named in the Summary Compensation Table set out above which would in any way result in payment to any such person because of his resignation retirement or other termination of such person's employment with the Registrant, or any change in control of the Registrant, or a change in the person's responsibilities following a change in control of the Registrant.

Item 7. Certain Relationships and Related Transactions  (Information required by
        ----------------------------------------------
Item  404  of  Regulation  S-B).
The only transaction under item 7 is software consulting services provided to the Registrant by BFI Ltd. named as a security holder in response to Item 4 (item 403 of Regulation S-B). The amount expended in the last two years by the Registrant to BFI Ltd. for these software consulting services in cash and restricted securities was approximately $150,000.

Item  8.  Description  of  Securities
          ---------------------------
The authorized capital stock of the Registrant consists of 70,000,000 shares, of which 20,000,000 are shares of preferred stock, $0.001 par value per share, and 50,000,000 are shares of common stock, $0.001 par value per share. There are currently 12,997,066 shares of common stock outstanding and no (zero) shares of preferred stock.

Holders of the Registrants common stock are entitled to one (1) vote per share on all matters submitted to any vote of stockholders. Cumulative voting for the election of directors is not permitted and, therefore, the holders of a majority of the shares of the Registrant's common stock entitled to vote for directors will be able to elect all of the directors. The Registrants common stock does not have preemptive rights and is not convertible, redeemable or assessable. The holders of the Registrant's common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefore. See "Dividends on Registrant's Common Stock" below. Upon liquidation or dissolution, holders of the Registrant's common stock are entitled to share ratably in all net assets available for distribution to stockholders subject to any liquidation preference of any future outstanding preferred stock.


                                     PART II
                                     -------


Item  1.  Market  Price  of  and Dividends on the Registrant's Common Equity and
       -------------------------------------------------------------------------
Related
-------
 Stockholder  Matter.  (Information  required  by  item  201  of Regulation S-B)
---------------------

-     Market  Information
      -------------------
The Registrant's Common Stock has been traded on a limited basis in the over the counter market. Quotations are published on the OTC Bulletin Board under the symbol "UCNO" and in the National Quotation Bureau Inc. under United Casino Corporation.

          Quarter  Ended            Low  Bid  Price*       High  Bid  Price*
          --------------            ---------------        ----------------

          March  31,  1998               $7.8125            $12.5000
          June  30,  1998                 7.8125              9.3750
          September  30,1998              1.5625              7.8125
          December  31,  1998             1.5625              1.5625

          March  31,  1999                1.5625              1.5625
          June  30,  1999                 1.5625              1.5625
          September  30,  1999            1.5625              1.0000
          December  31,  1999             0.0600              1.0000

*  Prices  adjusted  for  50/1  reverse  stock  split  in  November,  1999.

-     Holders
      -------
The number of holders of the Registrants common stock as of Dec. 31, 1999 was approximately 922.
These numbers do not include an indeterminate number of stockholders whose shares may be held by brokers in street name.

-     Dividends
      ---------

(1) No cash dividends have been declared on any stock of the Registrant in the last two fiscal years.
(2) The Registrant does not plan to pay dividends on common equity in the foreseeable future.


Item  2. Legal Proceedings  (Information required by Item 103 of Regulation S-B)
         -----------------
The Registrant is not a party to, or aware of any pending legal proceeding with respect to the Registrant or any of its property.

Item  3. Changes in and Disagreements with Accountants  (Information required by
         ---------------------------------------------
item  304  of  Regulation  S-B)
No independent accountant of the Registrant has resigned (or declined to stand for reelection) or was dismissed during the Registrants two most recent fiscal years.

Item  4.  Recent Sales of Unregistered Securities  (Information Required by Item
          ---------------------------------------
701  of  Regulation  S-B)
The Table below summarizes the information required for all the sales of unregistered securities by Registrant for the past 3 years.


Date      Shares Post     Base Rules Relied     Shareholder    Consideration other
        November, 1999    upon for Exemption      Name or           Than Cash
         Stock split)     from Registration*       Class
        ---------------  --------------------  --------------  -------------------
Jan-97              300  Section 4(2) of the   M. Blythe       Consulting Services
                         Act & Rule 144                        Valued at $7,500
                         --------------------  --------------  --------------------
                         Regulation S &        Glen Fund       Consulting Services
Jan-97            2,000  Section 4(2) of the   Management      Valued at $25,000
                         Act.
                         --------------------  --------------  --------------------
                         Regulation S &        Bishop          Consulting Services
Jan-97            1,300  Section 4(2) of the   Southwick Ltd.  Valued at $25,000
                         Act.
                         --------------------  --------------  --------------------
Sep-98            1,200  Section 4(2) of the   J. Blythe       Consulting Services
                         Act & Rule 144                        Valued at $7,500
                         --------------------  --------------  --------------------
                         Regulation S &        Bus. Eng. Ltd.  Consulting Services
Jun-99           40,000  Section 4(2) of the                   Valued at $2,000
                         Act.
                         --------------------  --------------  --------------------
                         Regulation S &        Malt Ltd.       Revenue Sharing
Jun-99          600,000  Section 4(2) of the                   Agreement valued at
                         Act.                                  $             30,000
                         --------------------  --------------  --------------------
                         Regulation S &        Binary Magic    Consulting Services
Jun-99           20,000  Section 4(2) of the   Ltd.            Valued at $1,000
                         Act.
                         --------------------  --------------  --------------------
                         Regulation S &        Chinatech       Consulting Services
Jun-99           20,000  Section 4(2) of the   Trading         Valued at $1,000
                         Act.
                         --------------------  --------------  --------------------
Jun-99            5,000  Section 4(2) of the   Gary Tate       Consulting Services
                         Act & Rule 144                        Valued at $250
                         --------------------  --------------  --------------------
                         Regulation S &        Graeme          Consulting Services
Jun-99            5,000  Section 4(2) of the   Whitfield       Valued at $250
                         Act.
                         --------------------  --------------  --------------------
                         Regulation S &        BFI Ltd.        $ 100,000 Consulting
Feb-00       10,000,000  Section 4(2) of the                   Services and
                         Act.                                  $ 200,000 Promissory
                                                               Note
                         --------------------  --------------  --------------------
                         a) Reg D Section 504  Sales made in   Cash $150,000 gross
Mar-00        2,000,000  b)Nevada Revised      Nevada U.S.A.   Proceeds.
                         Statutes 90.490       to four         Net Proceeds
                         c)Section 4.2 of the  unaccredited    $            147,000
                         Act.                  investors
                         --------------------  --------------  --------------------

*  As  well  as  any  other  available  exemptions  from  registration.

Item  5.  Indemnification  of  Directors  and  Officers
          ---------------------------------------------
As permitted by the provisions of the Nevada Revised Statutes, (the "NRS"), the Registrant has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee, or settlement actually and reasonably incurred by them in connection with any such action, suit, or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Registrant and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonable believed to be in or not opposed to the best interest of the Registrant, and in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

The Registrant must indemnify a director, officer, employee, or agent of the Registrant who is successful, on the merits or otherwise, in the defense of any action, suit, or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are, or were a director, officer, employee, or agent of the Registrant, against expenses actually and reasonably incurred by them in connection with the defense.

The Registrants Articles of Incorporation and bylaws eliminate personal liability of directors, officers, and stockholders of the Registrant for damages for breach of fiduciary duty, but do not eliminate the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or (ii) the payment of distributions to stockholders in violation of the applicable statutes of the NRS.

The Registrant may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Registrant.

The NRS also permits the Registrant to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is, or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee, or agent, or arising out of their statutes as such, whether or not the Registrant has the authority to indemnify them against such liability and expenses.

                                    PART F/S
                                    --------

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
                   -------------------------------------------

                           ANNUAL FINANCIAL STATEMENTS
                           ---------------------------

                            UNITED CASINO CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE

Independent  Auditor's  Report                                               F-2

Consolidated  Balance  Sheet  as  of  December  31,  1999
     and  December  31,  1998                                                F-3

Consolidated  Statements  of  Operations  for  the  years  ended ended  December  31,  1999  from  December  31,  1998,  and the  cumulative  period  during  the  development  stage  from
     December  23,  1994  (Inception)  through  December  31,  1999          F-4

Consolidated  Statements  of  Changes  in  Shareholders'  Equity
     for the year ended December 31, 1999 and December 31, 1998,             F-5

Consolidated Statements of Cash lows for the year ended December 31,
     1999, December 31, 1998 and the cumulative period during the development stage from December 23, 1994 (Inception) through
     December 31, 1999                                                       F-6

Notes  to  Consolidated  Financial  Statements                         F-7 - F-8

                   UNITED CASINO CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                      WITH

                                    REPORT OF
                           CERTIFIED PUBLIC ACCOUNTANT

                            WILLIAM E. COSTELLO, CPA
                       16055 VENTURA BOULEVARD, SUITE 1212
                            ENCINO, CALIFORNIA 91436

                          INDEPENDENT AUDITOR'S REPORT


Board  of  Directors
United  Casino  Corporation

I have audited the accompanying balance sheets of United Casino Corporation and Subsidiaries as of December 31, 1999, and December 31, 1998, and the related statements of income (loss), changes in stockholder' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Casino Corporation and Subsidiaries as of December 31, 1999 and December 31, 1998 and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.



William  E.  Costello,
William  E.  Costello,  CPA

March  14,  2000
Encino,  California
                                                                        PAGE F-2

                                                                             UNITED CASINO CORPORATION
                 (FORMERLY  BLUE  JACKET  MINING  CO.)
                  (A  Development  Stage  Enterprise)
                    CONSOLIDATED  BALANCE  SHEET
                   December  31,  1998,  and  1999

                                                                                                ASSETS
                                                                                                ------


                                                             12/31/1998                  12/31/1999
                                               --------------------------------------  ---------------
CURRENT ASSETS
   Cash                                                                $         679   $        3,459
   Other Receivable                                                            1,132
                                                                       -------------    -------------
Total Current Assets                                                           1,811            3,459

PROPERTY AND EQUIPMENT
   Fixed Assets (Net of depreciation of
      $1,023 and $11,785)                                                      5,714           15,385
                                                                       -------------    -------------
      Total Property and Equipment                                             5,714           15,385

OTHER ASSETS
   Receivable from NetBet, Inc.                                              160,937                0
   Investment in Netbet, Inc. (Notes 1 and 3)                                552,470
   Organization costs (Net of amortization
      of  $1,190 and $1,190)
   Software for Licensing                                                                     122,587
   Deferred Offering Costs                                                                     15,550
                                                                       -------------    -------------
      Total Assets                                                    $      720,932   $      156,981
                                                                        ============    =============

                                               LIABILITIES AND STOCKHOLDERS' EQUITY
                                               --------------------------------------

CURRENT LIABILITIES
   Accounts payable (Note 1)                                           $               $       27,583
                                                                       -------------    -------------
      Total current Liabilities                                                    0           27,583



STOCKHOLDERS' EQUITY
   Common Stock (50,000,000 shares authorized
      and 15,353,285 and 997,066 outstanding)
      (see Note 4)                                                            15,353              997
   Additional Paid-in Capital                                                906,800          587,033
   Retained Deficit - accumulated during
      Development Stage                                                     (201,221)        (458,632)
                                                                       -------------    -------------
   Total Stockholders' Equity                                                720,932          129,398
                                                                       -------------     ------------
      Total Liabilities and
              Stockholders' Equity                                    $      720,932   $      156,981
                                                                           =========        =========


See Accompanying Notes                                                                        PAGE F-3


         UNITED  CASINO  CORPORATION
     (FORMERLY  BLUE  JACKET  MINING  CO.)
      (A  Development  Stage  Enterprise)
     CONSOLIDATED  STATEMENT  OF  INCOME
For  the  Years  ended December 31, 1998, and 1999
                      and
     Inception  through  December  31,  1999


                                                                   Inception thru

                                       12/31/1998      12/31/1999      12/31/99
                                       -----------      ----------    ----------
REVENUES

   Consulting Fees                    $              $               $   544,894
   Interest Income                                                         3,764
                                        ----------      ----------    ----------
      Total Revenues                                                     548,658

EXPENSES

   General and Administrative               13,075          29,173       624,282

   Write-off of uncollectable debt                         160,937       160,937

   Depreciation and Amortization             3,569           1,023        37,543
                                        ----------      ----------    ----------
      Total Expenses                        16,644         191,133       822,762

   Income (Loss) from activities of
      NetBet, Inc. (See Note 1)           (109,682)                     (118,250)

   Loss on sale of NetBet Stock                            (66,278)      (66,278)
                                        ----------      ----------    ----------
Net Income (Loss)                        ($126,326)      ($257,411)    ($458,632)
                                       ===========    ============    ==========

Loss per Common Share, Basic and Diluted   ($0.412)        ($0.499)      ($1.254)
                                       ===========    ============    ==========

Weighted Average number of Common
   Shares outstanding, Basic and Diluted   306,378         515,844       365,761
                                       ===========    ============    ==========


See Accompanying Notes                                                   PAGE F-4


                  UNITED  CASINO  CORPORATION
              (FORMERLY  BLUE  JACKET  MINING  CO.)
              (A  Development  Stage  Enterprise)
  CONSOLIDATED  STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY
         For  the  Years  ended  December  31,  1998  and  1999


                             Common       Paid-in     Retained      Total
                             Stock        Capital     Earnings     Equity
                           ----------    ---------   ---------    ---------
Balance, 12/31/97         $    15,293   $  899,361    ($74,895)  $  839,759

Issuance of Stock                  60        7,439                    7,499

Net Income                                            (126,326)    (126,326)
                            ---------    ---------   ---------    ---------
Balance 12/31/98          $    15,353   $  906,800   ($201,221)  $  720,932

Distribution of NetBet
   stock to Shareholders                  (368,623)                (368,623)

Issuance of Stock for
   Software                    30,000                                30,000

Issuance of Stock for
   Consulting services          4,500                                 4,500

Reverse stock split           (48,856)      48,856

Net Loss                                              (257,411)    (257,411)
                            ---------    ---------   ---------    ---------
Balance. 12/31/99         $       997   $  587,033   ($458,632)  $  129,398
                            =========     ========   =========    =========


See Accompanying Notes
                                                                   PAGE F-5

                          UNITED  CASINO  CORPORATION
                      (FORMERLY  BLUE  JACKET  MINING  CO.)
                      (A  Development  Stage  Enterprise)
                     CONSOLIDATED  STATEMENT  OF  CASH  FLOWS
               For  the  Years  ended  December  31,  1998,  and  1999
                   and  Inception  through  December  31,  1999


                                                                           Inception thru

                                                  12/31/1998    12/31/1999    12/31/1999
OPERATING ACTIVITIES                              ----------    ----------    ----------
----------------------------------
Net Loss                                           ($126,326)    ($257,411)    ($458,632)
Adjustments to reconcile Net Loss to Cash
      provided (used) by operating activities:
   Depreciation and Amortization                       3,569         1,023        13,998
   Changes in operating assets and liabilities:
   Decrease (increase) in other Receivable            (1,132)        1,132
   Decrease (increase) in Deferred
                       Offering Costs                              (15,550)      (15,550)
Increase (decrease) in Accounts Payable                             27,583        27,583
                                                  ----------    ----------    ----------
Net cash provided by Operating Activities           (123,889)     (243,223)     (432,601)

INVESTMENT ACTIVAITIES
--------------------------------------
   Decrease (increase) in Property and
                       Equipment                       1,132       (16,408)      (33,907)
  (Decrease (increase) in Software for
                       License                                    (122,587)     (122,587)
  Decrease (increase) in  Organization Costs                                      (1,190)
   Decrease (increase in Investment in  NetBet       109,682       713,407             0
                                                  ----------    ----------    ----------
Net cash (used) by Investment activities             110,814       574,412      (157,684)

FINANCING ACTIVITIES
---------------------------------
      Disposal of Computer Equip                                     5,714         5,714
      increase (decrease) in Common Stock              7,499      (334,123)      588,030
                                                   ---------    ----------    ----------
Net cash provided by Financing Activities              7,499      (328,409)      593,744
                                                   ---------    ----------    ----------
Increase (decrease) in Cash                           (5,576)        2,780         3,459

Cash at Beginning of Period                            6,255           679             0
                                                   ---------    ----------    ----------
Cash at End of Period                            $       679   $     3,459   $     3,459
                                                   =========    ==========    ==========


See Accompany Notes                                                              PAGE F-6

                            UNITED CASION CORPORATION
                        (A Development Stage Enterprise)
                    NOTES TO CONSOLIDATED FINACIAL STATEMENTS
                           December 31, 1998 and 1999


1.  ORGANIZATION
----------------


     United Casino Corporation (hereinafter referred to as "the Registrant") was formed as a corporation under the laws of the State of Nevada in 1952 under the name "Blue Jacket Mining Company". In December 1994 the Registrant's shareholders approved a reverse merger with United Casino Corporation, a Nevada Corporation, and the Registrants name was changed at that time to United Casino Corporation. The Registrant then pursued the general business objectives of providing consulting and product support for the entertainment industry particularly as applied to the world wide Internet.
     In April 1996, the Registrant's controlled subsidiary UCC-Netco Ltd. (an Alberta, Canada Corporation) formed in 1995. merged with Alexander Wolfe a publicly traded Nevada Company (renamed Netbet Inc.) As a result of the merger Registrant acquired 3,913,402 restricted (pursuant to Rule 144) shares of Netbet Inc. (approximately 32% ownership of Netbet Inc.)
    In January 1997 Registrant acquired approximately a 31% interest (restricted shares pursuant to Rule 144) in Torrey Pines Nevada Inc. a publicly traded Nevada Company through a merger with Torrey Pines Nevada of the Registrant's wholly owned subsidiary Internet Consultants Ltd. (a private Nevada Corporation formed in 1995). In January 1998 Torrey Pines Nevada Ltd. merged with Netbet Inc. As a result of the merger the Registrant received an additional 1,033,437 restricted shares of Netbet Inc. The Registrant's total interest in Netbet Inc. as of January 1998 represented approximately 26% of the issued and outstanding shares of Netbet Inc. In March 1999 Netbet Inc. merged with a private company. As a result of this merger the Registrant's interest in Netbet Inc. was reduced to approximately 7.8%.
     In June of 1999 the Registrant distributed the 3,913,402 shares of Netbet Inc. acquired by the Registrant in April 1996 directly to the Registrant's shareholders on a prorate basis of the Shareholders ownership of the Registrant. In July of 1999 the Registrant sold the remaining 1,033,437 shares of Netbet Inc. acquired in January 1998 in a Rule 144 sale. The Registrant is using the proceeds from this sale of stock to develop proprietary software for e-commerce applications for future license sales.
     In November of 1999 the Registrant effected a 50/1 reverse split of its issued and outstanding common stock.

  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------

     a.  Investments
     Investments are carried at cost except, where in the opinion of management, there has been a loss in value other than a temporary decline in which case the carrying value is reduced to its estimated value.

     b.  Software for Licensing
     Expenditures incurred for the acquisition of and development of computer software for licensing to third parties has been capitalized and will be amortized over a 5 year period from the date of the first licensing of the software, expected to occur in fiscal year 2000.

     c.  Income Taxes
     The Company utilizes the asset and liability method of accounting for income taxes as set forth in FAXB Statement No. 109, "Accounting for Income Taxes." Under the asset and liability method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

3.  RECEIVABLE  FROM  NETBET,  INC.
-----------------------------------

     At December 31, 1999, the Company had advanced a total of $160,937 to Netbet. The Company has an option to convert this note to common restricted shares of Netbet at a price of $0.125 per share. The company could otherwise expect to receive reimbursement of these funds from Netbet through revenues received by Netbet from its operations, and/or from funds raised by Netbet from equity offerings made by Netbet. As of December 31, 1999, Netbet has not generated any significant revenues and does not have any planned equity offerings in process which would permit repayment of the note. Accordingly, UCC has written-off the receivable from Netbet in its entirety. Proceeds, if any, from payments on this note which may be received in future periods will be accounted for as revenues in the periods in which such proceeds are received.

4.  COMMON  STOCK
-----------------

     The Company effected a reverse split of its common stock $0.001 par value on November 2, 1999 on the basis of one share of common stock $0.001 par value (identified by its new CUSIP number)

                                                                       PAGE  F-7
for each 50 shares of issued and outstanding common stock $0.0001 par value (identified by its CUSIP number). The authorized capitalization of the Company remained unchanged, with 50,000,000 (par value $0.001) common shares and 20,000,000 (par value $0.001)
preferred stock authorized. At December 31, 1999, there were 997,066 common shares and no preferred shares outstanding.

5.  REVENUE-SHARING  AGREEMENT
------------------------------

     The company entered into a Revenue Sharing Agreement in 1999 with Malt Ltd., a Cook Islands company, for a 24% share of the Net Revenues in an e-commerce server being developed in the Cook Islands in exchange for 600,000 restricted (post split) shares pursuant to Regulation S and Rule 4.(2) of the Securities Act.

6  PROVISION  FOR  INCOME  TAXES
---------------------------------

     Due to the various write-offs of projects to paid-in capital, the Company has no accounting taxable income which would require a tax provision. Because of the uncertainty as to the timing of the realization of tax benefits from these losses, no tax credit is being claimed at this time.

7  SUBSEQUENT  EVENT
---------------------

     The Company filed an offering statement for review by the state of Nevada on January 17, 2000. The maximum gross proceeds from the offering would be $150,000.


                                                                       PAGE  F-8

                                    PART III
                                    --------

ITEM  1  INDEX  TO  EXHIBITS
         -------------------

Exhibit  Number               Description
---------------               -----------

     3.1                      Restated  Articles  of  Incorporation for United
                              United Casino Corporation

     3.2                      Restated Bylaws for United Casino Corporation

     10.1 Securities offering documents for offering made in the State of Nevada under Section 90.490 of the Nevada Revised Statues and Rule 504 of Reg-ulation D of the Securities Act of 1933.

     10.2                     Note  from  BFI  Limited with Investment letter

     10.3                     Stock  Option  Plan




                                    SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

United  Casino  Corporation

By: /s/ Ian  Anderson
   -------------------------
        Ian  Anderson

Date:  March  16  ,2000
            -------